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Press Release, dated October 6, 2003

                              RCS MEDIAGROUP S.p.A.

              RCS MEDIAGROUP S.p.A. ANNOUNCES THE COMPLETION OF ITS
            TENDER OFFER FOR FILA HOLDING S.p.A. AMERICAN DEPOSITARY
                               SHARES (NYSE: FLH)

             RCS TO OWN APPROXIMATELY 98.20% OF FILA HOLDING S.p.A.

RCS Press Release
-------------

For more information, please contact:

Investor Relations:
Silvia Barettini +39 02 25845472

October 6, 2003 (Milan, Italy) - RCS MediaGroup S.p.A -

RCS MediaGroup announced today that it has completed its tender offer for all the outstanding American Depositary Shares, each representing one (1) ordinary share of Fila Holding S.p.A. at an offer price of US$1.12 net per Fila American Depositary Share, in cash (without interest). RCS has accepted for payment all Fila American Depositary Shares validly tendered and not properly withdrawn during the tender offer. The second subsequent offering period of the tender offer expired at midnight on October 3, 2003.

At the expiration of the tender offer, and based upon a tally by The Bank of New York, the tender agent for the tender offer, 357,656 Fila American Depositary Shares representing an equal number of Fila ordinary shares were validly tendered in the second subsequent offering period. As a result of the 6,867,194 Fila ADSs purchased by RCS during the tender offer (equal to approximately 7.11% of Fila's total ordinary shares outstanding), RCS will own approximately 98.20% of Fila's outstanding ordinary shares (including those in the form of Fila
ADSs).

                             RCS MediaGroup S.p.A.
              Via A. Rizzoli, 2 - 20132 Milano - Tel. +39 02 2584 1
Capitale Sociale (euro) 760.559.800 - Registro Imprese e Codice Fiscale/Partita
                        IVA n.12086540155 R.E.A. 1524326